SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3 )*

BIO-REFERENCE LABORATORIES, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

09057G602

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]

Rule 13d-1(b)

[  ]

Rule 13d-1(c)

[  ]

Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing in this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 09057G602

1)

Name of Reporting Person

Arbor Capital Management, LLC

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

Delaware Limited Liability Company

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	396,200

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	583,400

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

583,400

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares [  ]

11)

Percent of Class Represented by Amount in Row (9)

4.2%

12)

Type of Reporting Person

IA

SCHEDULE 13G

CUSIP No. 09057G602

1)

Name of Reporting Person

Rick D. Leggott

2)

Check the Appropriate Box if a Member of a Group

(a)  [  ]

(b)  [  ]

3)

SEC Use Only

4)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

5)	Sole Voting Power:	396,200

6)	Shared Voting Power:	None

7)	Sole Dispositive Power:	583,400

8)	Shared Dispositive Power:	None

9)

Aggregate Amount Beneficially Owned by Each Reporting Person

583,400

10)

Check if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11)

Percent of Class Represented by Amount in Row (9)

4.2%

12)

Type of Reporting Person

HC, IN

SCHEDULE 13G

CUSIP No. 09057G602

ITEM 1(a).

Name of Issuer.

Bio-Reference Laboratories, Inc.

ITEM 1(b).

Address of Issuer’s Principal Executive Offices.

481 Edward H. Ross Drive

Elmwood Park, New Jersey 07407

ITEM 2(a).

Names of Persons Filing.

1)

Arbor Capital Management, LLC

2)

Rick D. Leggott

Attached as Exhibit 1 is a copy of an agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

ITEM 2(b).

Address of Principal Business Office of Each of the Persons Specified in 2(A) above.

One Financial Plaza
120 South Sixth Street
Suite 1000
Minneapolis, Minnesota 55402

ITEM 2(c).

Citizenship or Place of Organization.

Arbor Capital Management, LLC – Delaware Limited Liability Company
Rick D. Leggott – U.S.A.

ITEM 2(d).

Title of Class of Securities.

This Statement pertains to the shares of common stock, $0.01 par value, of Bio-Reference Laboratories, Inc.

ITEM 2(e).

CUSIP Number.

09057G602

ITEM 3.

If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[X]*	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g)	[X]*	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).
*

Arbor Capital Management, LLC, a Delaware limited liability company, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, as amended.  Rick D. Leggott is the CEO of Arbor Capital Management, LLC and beneficially owns a controlling percentage of its outstanding voting securities.  The reporting persons do not admit that they constitute a “group” for any purpose.

ITEM 4.

Ownership.

The information contained in Items 5 – 11 on the cover pages is incorporated herein by reference.

Arbor Capital Management, LLC has been granted discretionary dispositive power over its clients’ securities and in some instances has voting power over such securities.  Any and all discretionary authority which has been delegated to Arbor Capital Management, LLC may be revoked in whole or in part at any time.

Mr. Leggott is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by Arbor Capital Management, LLC because, as a result of his position with, and stock ownership in, Arbor Capital Management, LLC, Mr. Leggott could be deemed to have voting and/or dispositive power with respect to the shares beneficially owned by Arbor Capital Management, LLC.  Mr. Leggott specifically disclaims beneficial ownership of such shares.

ITEM 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:  [X]

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8.

Identification and Classification of Members of the Group.

N/A

ITEM 9.

Notice of Dissolution of Group.

N/A

ITEM 10.

Certification.

By signing below the undersigned (i) certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Arbor Capital Management, LLC, for its own account, or by Mr. Leggott for his individual account and not as a result of his position with and ownership of securities of Arbor Capital Management, LLC).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of the 15th day of January, 2010.

ARBOR CAPITAL MANAGEMENT, LLC

/s/ David D. Deming

By:     David D. Deming

Title:  Chief Operations Officer

RICK D. LEGGOTT

/s/ Rick D. Leggott

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Bio-Reference Laboratories, Inc. and that this Agreement be included as an Exhibit to such joint filing.

This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 15th day of January, 2010.

ARBOR CAPITAL MANAGEMENT, LLC

/s/ David D. Deming

By:     David D. Deming

Title:  Chief Operations Officer

RICK D. LEGGOTT

/s/ Rick D. Leggott